April 20, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (330) 263-0063

Mr. L. Dwight Douce
President, Chief Executive Officer, and Director
Ohio Legacy Corp
305 West Liberty Street
Wooster, OH  44691

Re:	Ohio Legacy Corp
	Form 10-KSB filed March 22, 2005
	Form 10-KSB/A filed April 5, 2005
	File No. 0-31673


Dear Mr. Douce:

      We have reviewed your response letter dated April 12, 2005, and have the following comments. Please respond to these comments within
10 business days or tell us when you will provide us with a response.

Form 10-KSB/A for the Year Ended December 31, 2004

2004 Annual Report to Shareholders

Note 2 - Securities - page 11

1. We note that as of December 31, 2004, you had available for sale securities with a fair value of approximately $11 million and unrealized losses for more than one year of $244,000. Please supplementally confirm to us whether you have both the intent and ability to retain these securities until the unrealized losses are recovered. Please also tell us whether you held any perpetual preferred stock of Fannie Mae and/or Freddie Mac as part of your U.S.
Government-sponsored enterprises, and if so, please supplementally separately quantify the fair value, gross unrealized gains and losses, as appropriate.

*    *    *    *    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa Haynes, Staff Accountant at (202) 824-
5398
or me at (202) 942-1783 if you have questions.

							Sincerely,



	                         John P. Nolan
				Accounting Branch Chief

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Mr. L. Dwight Douce
Ohio Legacy Corp.
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